UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

EASTERN INSURANCE HOLDINGS, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

276534104

(CUSIP Number)

Paul R. Burke

Northaven Management, Inc.

375 Park Avenue

Suite 2709

New York, New York 10152

(212) 798-0304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 276534104 13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Northaven Partners, L.P. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

225,885
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

225,885

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,885
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

2.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 276534104 13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Northaven Partners II, L.P. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

264,864
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

264,864

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

264,864
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

2.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 276534104 13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Northaven Partners III, L.P. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

514,257
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

514,257

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

514,257
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 276534104 13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Northaven Offshore, Ltd. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

10,199
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

10,199

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,199
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 276534104 13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Northaven Associates, LLC. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

1,015,205
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

1,015,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,015,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 276534104 13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

Northaven Management, Inc. IRS Identification No.:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

1,015,205
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

1,015,205

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,015,205
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

8.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, no par value per share, of Eastern Insurance Holdings, Inc. (the “Issuer” or the “Company”), a Pennsylvania business corporation. The principal executive office of the Issuer is located at 25 Race Avenue, Lancaster, Pennsylvania 17603.

Item 2. Identity and Background

Name	Address of Principal Office	Principal Business	Jurisdiction of Organization
Northaven Partners, L.P.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Partnership	New York

Northaven Partners II, L.P.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Partnership	New York

Northaven Partners III, L.P.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Partnership	New York

Northaven Offshore, Ltd.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Company	Cayman Islands

Northaven Associates, LLC.	375 Park Avenue, Suite 2709, New York, NY 10152	General Partner of Northaven Partners, L.P., Northaven Partners II, L.P., and Northaven Partners III, L.P.	New York

Northaven Management, Inc.	375 Park Avenue, Suite 2709, New York, NY 10152	Investment Advisor	New York

None of Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, or Northaven Management, Inc. has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

None of Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC, or Northaven Management, Inc. has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3. Source and Amount of Funds or Other Consideration

On June 16, 2006, the Company acquired all of the outstanding capital stock of Educators Mutual Life Insurance Company (“Educators”) and Eastern Holding Company, Ltd. (“Eastern”) in accordance with the Agreement and Plan of Reorganization dated March 17, 2005 (the “Agreement”). Pursuant to the Agreement, Educators converted from mutual to stock form and issued a total of 7,475,000 shares of common stock in a subscription and community offering, of which 33,420 shares were purchased by Northaven Partners, L.P., 39,170 shares were purchased by Northaven Partners II, L.P., and 75,700 shares were purchased by Northaven Partners III, L.P. All of the shares were purchased at the public offering price of $10.00 per share. No funds were borrowed in order to make such purchases. In addition, Eastern merged with and into a wholly owned subsidiary of the Issuer, and in the merger the following shares of common stock of the Issuer were received in partial consideration for the shares of Eastern common stock owned by the following persons:

Reporting Person	Shares of Issuer Received in Merger
Northaven Partners, L.P.	192,465
Northaven Partners II, L.P.	225,694
Northaven Partners III, L.P.	438,557
Northaven Offshore, Ltd.	10,199

Item 4. Purpose of Transaction

The primary purpose of the purchase of the shares of common of the Issuer is for investment.

Item 5. Interest in Securities of the Issuer

(a) – (b)

(i) Northaven Partners, L.P. beneficially owns 225,885 shares, representing 2.0% of the 11,350,472 outstanding shares of the Issuer’s common stock as of June 16, 2006. Northaven Partners, L.P. does not have sole voting power over any of its shares. Northaven Partners, L.P. has shared voting power over 225,885 of its shares. Northaven Partners, L.P. does not have sole dispositive power over any of its shares. Northaven Partners, L.P. has shared dispositive power over 225,885 of its shares.

(ii) Northaven Partners II, L.P. beneficially owns 264,864 shares, representing 2.3% of the 11,350,472 outstanding shares of the Issuer’s common stock as of June 16, 2006. Northaven Partners II, L.P. does not have sole voting power over any of its shares. Northaven Partners II, L.P. has shared voting power over 264,864 of its shares. Northaven Partners II, L.P. does not have sole dispositive power over any of its shares. Northaven Partners II, L.P. has shared dispositive power over 264,864 of its shares.

(iii) Northaven Partners III, L.P. beneficially owns 514,257 shares, representing 4.5% of the 11,350,472 outstanding shares of the Issuer’s common stock as of June 16, 2006. Northaven Partners III, L.P. does not have sole voting power over any of its shares. Northaven Partners III, L.P. has shared voting power over 514,257 of its shares. Northaven Partners III, L.P. does not have sole dispositive power over any of its shares. Northaven Partners III, L.P. has shared dispositive power over 514,257 of its shares.

(iv) Northaven Offshore, Ltd. beneficially owns 10,199 shares, representing less than 1.0% of the 11,350,472 outstanding shares of the Issuer’s common stock as of June 16, 2006. Northaven Offshore, Ltd. does not have sole voting power over any of its shares. Northaven Offshore, Ltd. has shared voting power over 10,199 of its shares. Northaven Offshore, Ltd. does not have sole dispositive power over any of its shares. Northaven Offshore, Ltd. has shared dispositive power over 10,199 of its shares.

(v) Northaven Associates, LLC. beneficially owns 1,015,205 shares, representing 8.9 % of the 11,350,472 outstanding shares of the Issuer’s common stock as of June 16, 2006. Northaven Associates, LLC. does not have sole voting power over any of its shares. Northaven Associates, LLC. has shared voting power over 1,015,205 of its shares. Northaven Associates, LLC. does not have sole dispositive power over any of its shares. Northaven Associates, LLC. has shared dispositive power over 1,015,205 of its shares.

(vi) Northaven Management, Inc. beneficially owns 1,015,205 shares, representing 8.9% of the 11,350,472 outstanding shares of the Issuer’s common stock as of June 16, 2006. Northaven Management, Inc. does not have sole voting power over any of its shares. Northaven Management, Inc. has shared voting power over 1,015,205 of its shares. Northaven Management, Inc. does not have sole dispositive power over any of its shares. Northaven Management, Inc. has shared dispositive power over 1,015,205 of its shares.

(c) The transactions in which the reporting persons acquired the shares of common stock of the Issuer described in this Schedule 13D are described in Item 3. Other than the issuance of such shares to the reporting persons and the purchase of such shares by the reporting persons on June 16, 2006, none of the reporting persons have effected any transactions in the Issuer’s common stock within the past 60 days.

(d) No person other than the reporting person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the reporting persons as described in Items 5(a) and 5(b).

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

The Joint Filing Agreement among the reporting persons is attached hereto as Exhibit 99.1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2006

NORTHAVEN PARTNERS, L.P.			NORTHAVEN OFFSHORE, LTD.

By:	Northaven Associates, LLC,
as General Partner
			By:	/s/ Paul Burke
			Name:	Paul Burke
			Title:	Director

	By:	/s/ Paul Burke
	Name:	Paul Burke
	Title:	Member	NORTHAVEN ASSOCIATES, LLC

NORTHAVEN PARTNERS II, L.P.

By:	Northaven Associates, LLC,		By:	/s/ Paul Burke
	as General Partner		Name:	Paul Burke
			Title:	Member

	By:	/s/ Paul Burke
	Name:	Paul Burke	NORTHAVEN MANAGEMENT, INC.
	Title:	Member

NORTHAVEN PARTNERS III, L.P.			By:	/s/ Paul Burke
			Name:	Paul Burke
By:	Northaven Associates, LLC,		Title:	Vice President
as General Partner

	By:	/s/ Paul Burke
	Name:	Paul Burke
	Title:	Member

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Agreement, dated June , 2006, among Northaven Partners, L.P., Northaven Partners II, L.P., Northaven Partners III, L.P., Northaven Offshore, Ltd., Northaven Associates, LLC and Northaven Management, Inc.